SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*


                         Polo Ralph Lauren Corporation
               ---------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
               ---------------------------------------------------
                         (Title of Class of Securities)


                                    731572103
               ---------------------------------------------------
                                 (CUSIP Number)


                                 August 8, 2002
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [  ]  Rule 13d-1(b)
     [X ]  Rule 13d-1(c)
     [  ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731572103                    13G                     Page 2 of 9 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ziff Asset Management, L.P.

--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ]  (a)
            [   ] (b)
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY                  -------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                  2,375,000
         REPORTING                   -------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 0
                                     -------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                2,375,000
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,375,000
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.3%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

CUSIP No. 731572103                    13G                     Page 3 of 9 Pages
-------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            PBK Holdings, Inc.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [   ]  (a)
            [   ] (b)
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY                  -------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                  2,375,000
         REPORTING                   -------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 0
                                     -------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                2,375,000
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,375,000
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.3%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

CUSIP No. 731572103                    13G                     Page 4 of 9 Pages
-------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Philip B. Korsant
-------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              [   ]  (a)
              [   ] (b)
-------------------------------------------------------------------------------
     3      SEC USE ONLY

-------------------------------------------------------------------------------
     4      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

--------------------------------------------------------------------------------
         NUMBER OF                   5          SOLE VOTING POWER
          SHARES                                0
       BENEFICIALLY                  -------------------------------------------
         OWNED BY                    6          SHARED VOTING POWER
           EACH                                  2,375,000
         REPORTING                   -------------------------------------------
          PERSON                     7          SOLE DISPOSITIVE POWER
           WITH                                 0
                                     -------------------------------------------
                                     8          SHARED DISPOSITIVE POWER
                                                2,375,000
--------------------------------------------------------------------------------
     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,375,000
--------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              5.3%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

Polo Ralph Lauren Corporation ("Polo")

Item 1(b).  Address of Issuer's Principal Executive Offices.

650 Madison Avenue
New York, NY 10022

Item 2(a).  Name of Person Filing.

This Schedule 13G is being filed on behalf of the following persons ("Reporting Persons")*:

(i)      Ziff Asset Management, L.P. ("ZAM")
(ii)     PBK Holdings, Inc. ("PBK")
(iii)    Philip B. Korsant

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

Ziff Asset Management, L.P.
---------------------------
283 Greenwich Avenue
Greenwhich, CT 06830


PBK Holdings, Inc.
------------------
283 Greenwich Avenue
Greenwhich, CT 06830


Philip B. Korsant
-----------------
283 Greenwich Avenue
Greenwhich, CT 06830


Item 2(c).  Citizenship.

See Item 4 of the attached cover pages.

Item 2(d).  Title of Class of Securities.

Class A Common Stock, $.01 par value.

Item 2(e).  CUSIP Number.

731572103




                               Page 5 of 9 Pages

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c)


Item 4.  Ownership.

(a)  Amount beneficially owned:
         See Item 9 of the attached cover pages.

(b)  Percent of class:
         See Item 11 of the attached cover pages.

(c)  Number of shares as to which such person has:

         (i)  Sole power to vote or direct the vote:
                  See Item 5 of the attached cover pages.

         (ii) Shared power to vote or direct the vote:
                  See Item 6 of the attached cover pages.

        (iii) Sole power to dispose or to direct the disposition:
                  See Item 7 of the attached cover pages.

         (iv) Shared power to dispose or to direct the disposition:
                  See Item 8 of the attached cover pages.


Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Philip B. Korsant shares voting and dispositive power over the shares of Class A Common Stock that he beneficially owns with ZAM, the owner of record of the shares of Class A Common Stock. PBK also shares voting and dispositive power over the shares of Class A Common Stock that it beneficially owns with ZAM.




                               Page 6 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 7 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 19, 2002


                                     ZIFF ASSET MANAGEMENT, L.P

                                     By: PBK Holdings, Inc., its general partner

                                         By: /s/ Timothy J. Mitchell
                                             ---------------------------
                                             Name:  Timothy J. Mitchell
                                             Title: Vice President



                                     PBK HOLDINGS, INC.


                                     By:  /s/ Timothy J. Mitchell
                                          -----------------------------
                                          Name:  Timothy J. Mitchell
                                          Title: Vice President



                                     By:  /s/ Philip B. Korsant
                                          -----------------------------
                                          Name: Philip B. Korsant




                               Page 8 of 9 Pages

                                   EXHIBIT A


         The undersigned, Ziff Asset Management, L.P., a Delaware limited partnership, PBK Holdings, Inc., a Delaware corporation, and Philip B Korsant, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  August 19, 2002

                                     ZIFF ASSET MANAGEMENT, L.P

                                     By: PBK Holdings, Inc., its general partner

                                         By: /s/ Timothy J. Mitchell
                                             ---------------------------
                                             Name:  Timothy J. Mitchell
                                             Title: Vice President



                                     PBK HOLDINGS, INC.


                                     By:  /s/ Timothy J. Mitchell
                                          -----------------------------
                                          Name:  Timothy J. Mitchell
                                          Title: Vice President



                                     By:  /s/ Philip B. Korsant
                                          -----------------------------
                                          Name: Philip B. Korsant








                               Page 9 of 9 Pages